  Exhibit 99.2
Form 51-102F3

Material Change Report

Item 1
Name and Address of Company

Digatrade Financial Corp.
1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

Item 2
Date of Material Change

September 24, 2020

Item 3
News Release

September 24, 2020
Dissemination via Sedar and under Form 6-K on Edgar

Item 4
Summary of Material Change

 DIGATRADE EXECUTES SPINOUT OF SECURTER SYSTEMS & ACQUIRES EXCLUSIVE TECHNOLOGY LICENCING AGREEMENT FOR SOUTH AMERICA

Item 5
Full Description of Material Change

5.1
Full Description of Material Change

Vancouver, British Columbia / ACCESSWIRE / September 24, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, today announced that it has completed the Spinout (“Spinout”) of its subsidiary, Securter Systems Inc. (“Securter”) by way of special resolution of majority shareholders.

Terms and material events of the Securter Spinout and realignment are the following:

●
The approval of Securter Systems Inc reverse-split of the Company’s founding shareholders on a ratio of one new share for each two old shares (1:2)
●
The approval of the denomination of the securities from USD to Canadian Dollars.
●
The approval of the conversion of all outstanding investment group shares from US$0.23 per share to CAD$0.07 per share.
●
The approval of the cancellation of the 100,000 Class “B” super voting shares that were 100% owned by Digatrade Financial Corp.
●
The approval of the amendment of the Definitive Agreement between Digatrade Financial Corp and Securter Systems Inc.
●
The approval of Digatrade to receive an exclusive sales and marketing license for South America.

Upon the completion of the spinout and subsequent investments made by Digatrade, the Company will own approximately 5,000,000 shares (24.08%) of the Securter Systems Inc., Class “A” common voting shares. In addition, Digatrade has the option to participate in all Securter’s future financings including the current offering priced at CAD$0.07 per share.

The Spinout includes an exclusive five-year Licensing Agreement (“License”) whereby Digatrade has acquired the sales and marketing rights to South America (“Territory”). Securter has the option to Buy-Out (“Buy-Out”) the License by paying Digatrade (“License Holder”) three (3) times the Regions Net Profit in accordance with IFRS accounting standards. Should the License Holder expend a minimum of CDN$500,000.00 for sales & marketing activities in at least one South American country, then the Buy-Out shall be determined by the “Fair Market Value” as independently determined.

Brad Moynes, Digatrade CEO stated: “The result of the Spinout benefits both Digatrade and Securter shareholders as the technology development and certification nears completion and the implementation stage. The future revenue goals create a very attractive valuation for new investors. Recent demand for tech start-ups; the world’s biggest company’s including Apple’s recent acquisition of Mobeewave (Mobeewave) for US$100m and the largest technology IPO in Canadian history; Nuvei Corporation (NVEI) last week on the TSX Exchange, nicely positions Digatrade & Securter for the opportunity to deliver when the Payment Gateway market, valued at US$17.2 billion in 2019, reaches its expected US$42.9 billion by 2025”

More information will be made available when it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

5.2
Disclosure for Restructuring Transactions

None

Item 6
Reliance on subsection 7.1(2) of National Instrument 51-102

None

Item 7
Omitted Information

None

Item 8
Executive Officer

Brad J. Moynes, CEO
+1(604) 200-0071

Item 9
Date of Report

September 24, 2020

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